UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 21 February 2025, London UK

GSK announces Dr Gavin Screaton to join the Board as Non-Executive Director

Dr Jesse Goodman to retire after 9 years of service

GSK plc (LSE/NYSE: GSK) has today announced that Dr Gavin Screaton will join the Board of the Company as a Non-Executive Director from 1 May 2025. Dr Screaton's appointment follows a search to replace the skills and experience of Dr Jesse Goodman who steps down from the Board after the company's Annual General Meeting in May 2025, after nine years of service.

Dr Screaton is currently Head of the world-leading1 Medical Sciences Division at the University of Oxford, and an expert in the field of immunology and infectious diseases, two areas of science critical to GSK.

Dr Screaton is a Fellow of the Academy of Medical Sciences, a Fellow of the Royal College of Physicians, and a former Senior Investigator at the National Institute for Health Research in the United Kingdom. He is also a Non-Executive Director of Oxford University Hospitals NHS Foundation Trust and a Trustee of the Jenner Vaccine Foundation. He also co-founded RQ Bio, a biotech company focused on development of preventative medicines to provide immunity and protection against viral infectious diseases.

On appointment, Dr Screaton will become a member of the GSK Board Science Committee and the Corporate Responsibility Committee.

Sir Jonathan Symonds, Chair of GSK said, "We are delighted to welcome Gavin to the Board of GSK. His deep expertise in immunology and infectious diseases, which are core areas of scientific research focus for GSK, together with his considerable experience in public health, will bring valuable perspective to the Board.

The appointment will also help to replace the skillset and experience of Jesse Goodman who steps down from the GSK Board after nine years of service. As a former FDA Chief Scientist, the Board as a whole and the Science Committee in particular, has benefitted hugely from Jesse's wealth of expertise in infectious diseases, regulation and public health. He has made a fantastic contribution to GSK and we wish Jesse all the very best for the future."

_________________________

1The University of Oxford is ranked first in Times Higher Education (THE) World University Rankings for Medicine, as of January 2025. This is the 14th consecutive year that Oxford has led the THE subject rankings in medicine.

Notes:

1.    The appointment of Dr Screaton was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Committee conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The external search firm provided a comprehensive list of candidates who were approached, evaluated and interviewed against an agreed set of criteria aligned to the Board's target skills matrix. The Board satisfied itself that Dr Screaton had the experience and time available to carry out the role.

2. The Board has determined that Dr Screaton is an independent Non-Executive Director in accordance with the UK Corporate Governance Code.
3.   Dr Screaton will receive the standard basic fee for a Non-Executive Director of £122,258 per annum (including travel allowance). He will also receive fees of £30,000 per annum as a scientific and medical expert. Dr Screaton will be required to build towards a share ownership requirement of GSK shares in accordance with the Company's shareholder approved Non-Executive remuneration policy.

4.   "Scientific and Medical Expert" - The Board designates Non-Executive Directors whose expertise or backgrounds as renowned medical scientists, researchers, or physicians mean that they can bring scientific or industry expertise to the Board's deliberations.

5. Dr Screaton does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6. There are no further disclosures to be made in respect of Dr Screaton's appointment under Listing Rule 6.4.8R
7. As of 1 May 2025, the Board of GSK will comprise:
Sir Jonathan Symonds	Non-Executive Chair
Emma Walmsley	Chief Executive Officer
Julie Brown	Chief Financial Officer
Charles Bancroft	Senior Independent Non-Executive Director
Elizabeth McKee Anderson	Independent Non-Executive Director
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director
Wendy Becker	Independent Non-Executive Director
Dr Hal Dietz	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Dr Jeannie Lee	Independent Non-Executive Director
Dr Gavin Screaton	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q4 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GSK plc
(Registrant)

Date: February 21, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc